aLB



16014840

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 07 2016
Washington DC 404

SEC FILE NUMBER
8- 52692

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MKG FINANCIAL GROUP, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1500 SW FIRST AVENUE, SUITE 1000
(No. and Street)

PORTLAND (City) OREGON (State) 97201 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MARK K GASKILL 503/226-6700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DUANE LIEBSWAGER, C.P.A., PC
(Name – *if individual, state last, first, middle name*)

15405 SW 116TH AVENUE, SUITE 112 KING CITY, OREGON 97224
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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50

CONTENTS

Duane Liebswager, CPA P.C.
Certified Public Accountant

15405 SW 116th Avenue, Suite 112
King City, OR 97224

Duane G. Liebswager

Report of Independent Certified Public Accountants

Board of Directors
MKG Financial Group, Inc.

Report of the Financial Statements

I have audited the accompanying statements of financial condition of MKG Financial Group, Inc. (An Oregon "S" Corporation) as of December 31, 2015, and the related statements of income income, changes in stockholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

My responsibility is to express an opinion on these financial statements based on my audit. I conducted my audit in accordance with generally accepted auditing standards established by The Auditing Standards (United States) and in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the

Phone 503/624-0940 ~ FAX 503/684-8104 ~ Oregon Watts 1/800/338-7975

financial statements whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I express no such opinion. An audit also includes evaluation of the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

I believe that the audit evidence I have obtained is sufficient and appropriate to provide a basis for my audit opinion.

Opinion

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of MKG Financial Group, Inc. as of December 31, 2015, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in The United States of America.



Duane Liebswager, C.P.A., PC
Certified Public Accountant

February 10, 2016

MKG FINANCIAL GROUP, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2015

	2015
ASSETS	
Cash	$ 1,087
Receivables from broker dealers	9,546
Receivables	1,085
Deposits with clearing organizations	25,000
Furniture, equipment at cost - net of accumulated depreciation of $167,052	650
Prepaid expenses	216
Cash surrender value life insurance	1,943
TOTAL ASSETS	$ 39,527

LIABILITIES AND STOCKHOLDER'S EQUITY

Accounts payable and accrued liabilities	$ 23,029
TOTAL LIABILITIES	23,029
STOCKHOLDER'S EQUITY	
Common stock, $1 par value, 100 shares authorized and issued	100
Additional paid-in capital	282,127
Retained earnings	(265,729)
Total stockholder's equity	16,498
	$ 39,527

See accompanying notes and accountant's audit report.

MKG FINANCIAL GROUP, INC.
STATEMENT OF INCOME
Year Ended December 31, 2015

	2015
REVENUES	
Commissions	$456,929
Sale of investment company shares	0
Interest and dividends	2,246
Rent income	63,999
Other	99,882
Total revenue	623,056
EXPENSES	
Employee compensation and taxes	112,046
Commissions and floor brokerage	81,369
Regulatory fees and assessments	12,988
Communications	16,616
Occupancy and equipment rents	126,847
Professional fees	26,165
Other expenses	137,654
Depreciation	2,023
Total expenses	515,708
NET INCOME (LOSS)	$107,348

See accompanying notes and accountant's audit report.

MKG FINANCIAL GROUP, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the Year Ended December 31, 2015

Common Stock	Shares	Amount	Paid In Capital	Retained Earnings	Total
Balance at December 31, 2014	100	$100	($282,127)	($269,084)	$ 13,143
Net income (loss) for the year				107,348	107,348
Distributions				(103,933)	(103,933)
Balance at December 31, 2015	100	$100	$282,127	($265,729)	$ 16,498

See accompanying notes and accountant's audit report.

MKG FINANCIAL GROUP, INC.
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2015

	2015
Increase (Decrease) in Cash and Cash Equivalents:	
Cash flows from operating activities:	
Cash received from operations	$611,469
Cash paid to employees and suppliers	(507,593)
Interest received	2,246
Interest paid	(1,885)
Income taxes	(150)
Net cash provided by operating activities	102,763
Cash flows from investing activities:	
CVS Life insurance change	1,324
Paid-In capital	0
Net cash provided by investing activities	1,324
Cash flows from financing activities:	
Bank loans	0
Distributions	(103,993)
Net cash used by financing activities	(103,993)
Net increase in cash and cash equivalents	94
Cash and cash equivalents at beginning of year	993
Cash and cash equivalents at end of year	$ 1,087

Reconciliation of net income to net cash provided by operating activities:

Net income	$107,348
Adjustments to reconcile net income to net cash provided by operating activities:	
Amortization and depreciation	2,023
Change in assets and liabilities:	
Receivables from brokers or dealers	(9,341)
Prepaid expenses	1,015
Accounts payable	1,718
Total adjustments	(4,585)
Net cash provided by operating activities	$102,763

Disclosure of accounting policy:
For purposes of the statement of cash flows, the Company considers cash on hand and cash in bank to be cash equivalents.

See accompanying notes and accountant's audit report.

MKG FINANCIAL GROUP, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2015

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Date of Management's Review - Management has evaluated subsequent events through February 10, 2016, the date on which the financial statements were available to be issued.

The Company is an Oregon corporation and a registered broker-dealer in securities under the Securities and Exchange Act of 1934, as amended. The Company renders broker-dealer services in securities on both an agency and principal basis to its customers who are fully introduced to Pershing. The Company is exempt from the reserve requirements under SEC Rule 15c3-3(k)(2)(B), since it does not handle or carry customer securities and cash.

A summary of the Company's significant accounting policies consistently applied in the preparation of the accompanying financial statements follows:

1. Revenue Recognition

Security transactions and related revenue are recorded on a trade date basis, as if they had settled.

2. Securities Valuation

Marketable securities owned are stated at market value with changes in value reflected currently in the results of operations for the year.

3. Receivables

Receivables from brokers or dealers consist of commissions receivable and are considered fully collectible.

Receivables from non-customers consist of balances due for services rendered and are considered collectible by management.

4. Securities

Marketable securities are valued at market value and the resulting difference between cost and market is included in income.

5. Income Taxes

The Company elected, effective April 1, 2000 to be treated as an

5. Income Taxes Continued

"S" Corporation under the Internal Revenue Code. Instead of paying corporate income taxes, the shareholders of an "S" Corporation are taxed individually on the Company's taxable income or loss. Therefore, no provision or liability for federal and state corporate income taxes has been included in these financial statements.

The Company is no longer subject to federal or state examinations by taxing authorities for years before 2012, generally for three years after they were filed.

6. Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

7. Property and Equipment

Property and equipment are carried at cost. Depreciation is provided using straight-line method for financial reporting purposes using estimated useful life of five to ten years. Depreciation expense amounted to $2,023 for calendar year ending December 31, 2015.

NOTE B - LEASES

Operating Leases - The Company occupies office space under an operating lease expiring February 2018, which is personally guaranteed by the shareholder. The lease requires the Company to pay its proportionate share of operating expenses for the building; principally real estate taxes, insurance, repairs and maintenance and utilities. Total rent expense for the year ended December 31, 2015, was $123,945.

MKG FINANCIAL GROUP, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2015

NOTE B - LEASES (Continued)

Future minimum lease payments under non-cancelable operating leases as of December 31, 2015 are approximately as follows:

Year one	$125,192
Year two	128,948
Year three	21,296
	$275,436

The Company has subleased parts of its office space. Total sublease income for year ended December 31, 2015 was $63,999.

NOTE C - COMMON STOCK

The Company was incorporated under the laws of the State of Oregon. In conjunction with the incorporation, the Board of Directors authorized the issuance of 100 shares of $1. par value common stock, all of which are outstanding at December 31, 2015.

NOTE D - NET CAPITAL REQUIREMENTS

The Company is subject to the net capital rule (Rule 15c3-1) of the Securities and Exchange Commission. This rule prohibits the Company from engaging in any securities transaction at a time when its "aggregate indebtedness" exceeds fifteen times its "net capital" as those terms are defined by the rule. At December 31, 2015, the Company's net capital and required net capital, as defined, were $15,632 and $5,000 respectively, and its ratio of aggregate indebtedness to net capital was 1.47 to 1.

NOTE E - CONCENTRATION OF CREDIT RISK

The Company maintains cash balances at one financial institution located in Portland, Oregon. Accounts are insured by the Federal Deposit Insurance Corporation up to $250,000. At December 31, 2015 the Company's uninsured cash balance was $.00.

NOTE F - FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Furniture, equipment and leasehold improvements consist of the following at December 31, 2015:

MKG FINANCIAL GROUP, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2015

NOTE F - FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS (Continued)

Vehicle	$ 25,874
Furniture and fixtures	41,541
Office equipment	59,559
Leasehold improvements	40,728
	167,702
Less accumulated depreciation and amortization	(167,052)
	$ 650

NOTE G - EMPLOYEE BENEFIT PROGRAM

The Company has a savings incentive match plan covering employees who meet prescribed requirements. The Company contributes a matching contribution to each eligible employee equal to the employee's salary reduction contributions up to a limit of 3% of the employee's compensation for the calendar year. The Company made contributions to the plan of approximately $1,915 for the year ended December 31, 2015.

NOTE H - COMMITMENTS AND CONTINGENT LIABILITIES

The Company does not have any commitments or contingent liabilities other than those stated in these financial statements.

SUPPLEMENTARY INFORMATION

PURSUANT TO RULE 17A-5 OF THE

SECURITIES EXCHANGE ACT OF 1934

Duane Liebswager, CPA P.C.
Certified Public Accountant

15405 SW 116th Avenue, Suite 112
King City, OR 97224

Duane G. Liebswager

Report of Independent Certified Public Accountants on Supplemental Information Required by SEC Rule 17a-5

Board of Directors
MKG Financial Group, Inc.

I have audited the financial statements of MKG Financial Group, Inc. for the year ended December 31, 2015, and have issued my report dated February 10, 2016, which contained an unmodified opinion on those financial statements. My audit was performed for the purpose of forming an opinion on the financial statements as a whole. The Supplementary information contained in Schedules 1 and 2, required by Rule 17a-5 under the Securities and Exchange Act of 1934, is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules 1 and 2 has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America and PCAOB. In my opinion the information in Schedules 1 and 2 is fairly stated in all material respects in relation to the financial statements as a whole.



Duane Liebswager, C.P.A., PC
Certified Public Accountant

February 10, 2016

Phone 503/624-0940 ~ FAX 503/684-8104 ~ Oregon Watts 1/800/338-7975

MKG FINANCIAL GROUP, INC.
SCHEDULE 1

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT - PART IIA FORM X-17A-5 THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION

COMPUTATION OF NET CAPITAL
For Year Ended December 31, 2015

	2015
Stockholders' equity from statement of financial condition	$16,498
Deduct equity not allowable for net capital	0
Stockholders' equity qualified for net capital	$16,498
Deductions and/or charges	
Non-allowable assets:	
Furniture and equipment	(650)
Prepaid expenses & receivables	(216)
Net Capital before haircuts	15,632
Haircut on other securities	(0)
Net Capital	$15,632
Computation of net capital requirement	
Minimum net capital required	$ 1,535
Minimum dollar net capital requirement	$ 5,000
Excess net capital	$10,632
Excess net capital at 1000%	$13,329
Aggregate Indebtedness	
Items included from statement of financial condition:	
Accounts payable and accrued liabilities	$23,029
Total aggregate indebtedness	$23,029
Ratio: Aggregate indebtedness to net capital	1.47 to 1.

MKG FINANCIAL GROUP, INC.
SCHEDULE 2

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT - PART IIA FORM X-171-5 THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION

RECONCILIATION OF COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
For Year Ended December 31, 2015

	2015
NET CAPITAL	
Net capital as of December 31, per unaudited report filed by respondent	$14,547
Adjustments	
Effect on net income for adjustments	
Receivable misclassification	1,085
Rounding	0
Net capital at December 31, as adjusted	$15,632
AGGREGATE INDEBTEDNESS	
Total aggregate indebtedness as of December 31, per unaudited report filed by respondent	$23,029
Decrease in accounts payable	0
Total aggregate indebtedness as of December 31, as adjusted	$23,029

Duane Liebswager, CPA P.C.
Certified Public Accountant

15405 SW 116th Avenue, Suite 112
King City, OR 97224

Duane G. Liebswager

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

To the Board of Directors MKG Financial Group, Inc.
1500 SW First Avenue, Suite 1000
Portland, Oregon 97201

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2015, which were agreed to by MKG Financial Group, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC and other designated examining authority or specified parties of report, solely to assist you and the other specified parties in evaluating MKG Financial Group, Inc. compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). MKG Financial Group, Inc.'s management is responsible for the MKG Financial Group, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences,
2. Compared the amounts reported on the audited Form-X17A-5 for the year ended December 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2015, noting no differences;

Phone 503/624-0940 ~ FAX 503/684-8104 ~ Oregon Watts 1/800/338-7975

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than those specified parties.

Duane Liebswager CPA P.C.

Duane Liebswager, C.P.A., PC
Certified Public Accountant

February 10, 2016

SIPC-6 (34-REV 7/10)

SIPC-6 (34-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

JUL 2 6 2015

General Assessment Payment Form

For the first half of the fiscal year ending 12/31/2015
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL MEMBERS OF THE SECURITIES INVESTOR PROTECTION CORPORATION

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

22*24*******3339*********************MIXED AADC 220
052692 FINRA DEC
MKG FINANCIAL GROUP INC
1500 SW 1ST AVE STE 1000
PORTLAND OR 97201-5834

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Tom Biesiadecki (503) 226-6700

2. A. General assessment payment for the first half of the fiscal year (item 2e from page 2) $ 663.07

1. Less prior year overpayment applied as reflected on SIPC-7 if applicable ( )

2. Assessment balance due 663.07

B. Interest computed on late payment (see instruction E) for ______ days at 20% per annum ______

C. Total assessment and interest due $ 663.07

D. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as C above) $ 663.07

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

MKG Financial Group Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 31st day of July, 2015.

Chief Operating Officer, Fin Op
(Title)

This form and the assessment payment is due 30 days after the end of the first six months of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2015
and ending 6/30/2015

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) — $ 333,563

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ____

(2) Net loss from principal transactions in securities in trading accounts. ____

(3) Net loss from principal transactions in commodities in trading accounts. ____

(4) Interest and dividend expense deducted in determining item 2a. ____

(5) Net loss from management of or participation in the underwriting or distribution of securities. ____

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ____

(7) Net loss from securities in investment accounts. ____

Total additions — -0-

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products. ____

(2) Revenues from commodity transactions. ____

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. — 42,142

(4) Reimbursements for postage in connection with proxy solicitation. ____

(5) Net gain from securities in investment accounts. ____

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ____

(7) Direct expenses of printing, advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ____

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

____ — 26,192

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income $____

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960) $____

Enter the greater of line (i) or (ii) ____

Total deductions — 68,334

2d. SIPC Net Operating Revenues — $ 265,229

2e. General Assessment @ .0025 — $ 663.07

(to page 1, line 2.A.)

UMPQUA BANK
1-866-4UMPQUA
(1-866-486-7782)

11475

96-505/1232
30

MKG FINANCIAL GROUP, INC.
1500 SW FIRST AVE. STE. 1000
PORTLAND, OR 97201
(503)226-6700 (800)760-4933

7/31/2015

PAY TO THE ORDER OF SIPC $ 663.07

Six Hundred Sixty Three & 07/100 DOLLARS

MEMO

AUTHORIZED SIGNATURE

⑈011475⑈ ⑆123205054⑆ 9709623201⑈

MKG FINANCIAL GROUP, INC. 11475

MKG FINANCIAL GROUP, INC. 11475

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended 12/31/2015
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

22*22*******3298********************MIXED AADC 220
052692 FINRA DEC
MKG FINANCIAL GROUP INC
1500 SW 1ST AVE STE 1000
PORTLAND OR 97201-5834

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 1195.35

B. Less payment made with SIPC-6 filed (exclude interest) (663.07)

7/31/2015
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 532.28

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 532.28

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 532.28

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

MKG Financial Group, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 8th day of February, 2016.

Tom Biesiadecki Chief Compliance Officer FinOp
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2015 and ending 12/31/2015

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 623,057
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	80,285
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	635
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): (Deductions in excess of $100,000 require documentation)	63,999
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	144,919
2d. SIPC Net Operating Revenues	$ 478,138
2e. General Assessment @ .0025	$ 1195.35
	(to page 1, line 2.A.)

MKG FINANCIAL GROUP, INC.
1500 SW FIRST AVE. STE. 1000
PORTLAND, OR 97201
(503)226-6700 (800)760-4933

UMPQUA BANK
1-866-4UMPQUA
(1-866-486-7782)

11539

96-505/1232
30

2/10/2010

PAY TO THE ORDER OF Securities Investor Protection Corp. $ **532.28

Five Hundred Thirty-Two and 28/100*** DOLLARS

Securities Investor Protection Corporatio
PO Box 92185
Washington, DC 20090-2185



AUTHORIZED SIGNATURE

MEMO
SIPC-7

⑈011539⑈ ⑆123205054⑆ 9709623201⑈

Duane Liebswager, CPA P.C.
Certified Public Accountant

15405 SW 116th Avenue, Suite 112
King City, OR 97224

Duane G. Liebswager

Report of Independent Registered Public Accounting Firm-Exemption Report Review

To the Board of Directors and Shareholders
of MKG FINANCIAL GROUP, INC.

We have reviewed management's statements, included in the accompanying Exemption Report required by SEC Rule 17a-5, in which (1) MKG Financial Group, Inc. indentified the following provisions of 17 C.F.R. #240.15c3-3 under the provision (k)(2)(ii) "Customer protection-Reserves and Custody of Securities" and (2) Broker Dealer stated that it has met the identified exemption provisions throughout the most recent fiscal year without exception. MLG Financial Group, Inc's. management is responsible for compliance with the exemption provisions and it's statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Broker Dealer's compliance with the exemption provisions. A review is substantially less in scope than an examination. The objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated. In all material respects, based on the provisions set forth in Section (k)(2)(ii) "Customer Protection-Reserves and Custody of Securities of Rule 15c3-3 under the Securities and Exchange Act of 1934.

Oregon



Duane Liebswager, C.P.A., PC

February 10, 2016

Phone 503/624-0940 ~ FAX 503/684-8104 ~ Oregon Watts 1/800/338-7975

MKG | Financial Group, Inc.
An Investment Firm

2015 Exemption Report

SEC Rule 15c3-3

MKG Financial Group, Inc. during calendar year 2015 claimed an exemption to SEC Rule 15c3-3. MKG Financial Group, Inc. met the following criteria, without exception, for the entire calendar year 2015 under section (k) of the Rule:

MKG Financial Group, Inc. is not a carrying firm. MKG Financial Group, Inc. carries no margin accounts, promptly transmits all customer funds, does not receive or handle customer securities, does not otherwise hold funds or securities for, or owe money to, customers and effectuates all financial transactions between the broker/dealer and its customers through Pershing, LLC.

In accordance with SEC Rule 17a-5, MKG Financial Group, Inc. makes the following assertions:

a. The Internal Control Over Compliance of MKG Financial Group, Inc. was effective during 2015.
b. The Internal Control Over Compliance of MKG Financial Group, Inc. was effective as of the end of 2015.
c. MKG Financial Group, Inc. was in compliance with 17 C.F.R. §§ 240.15c3-1 (the "net capital rule") and 240.15c3-3(e) (the "reserve requirements rule") as of the end of 2015.
d. The information MKG Financial Group, Inc. used to state whether it was in compliance with the net capital rule and the reserve requirements rule was derived from the books and records of MKG Financial Group, Inc.

I certify that the above statement is true and accurate to the best of my knowledge.

Thank you,



Mark K. Gaskill
President/CEO

1500 S.W. First Avenue, Ste. 1000, Portland, OR 97201 Phone: (503) 226-6700 (800) 760-4933 Fax: (503) 226-6726
www.mkgfinancial.com

MKG FINANCIAL GROUP, INC.
(An Oregon "S" Corporation)

Annual Audited Report

December 31, 2015

DUANE LIEBSWAGER, C.P.A., PC
CERTIFIED PUBLIC ACCOUNTANT
15405 S.W. 116TH AVENUE
SUITE 112
KING CITY, OREGON 97224
503/624-0940